UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)
              ----------------------------------------------------

                         GLOBAL MOTORSPORT GROUP, INC.
              ----------------------------------------------------
                                (Name of Issuer)



                    Common Stock, par value $0.001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   378937106
                           -------------------------
                                 (CUSIP Number)

                    Wolf, Block, Schorr and Solis-Cohen LLP
                             111 South 15th Street
                             Philadelphia, PA 19102
                    Attention: Herbert Henryson II, Esquire
                                 (215) 977-2556
      -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 2, 1998
      -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].



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CUSIP No. 378937106                                                 13D- Page 2
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:                                Golden Cycle, LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):      23-294-3669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [  ]
                                                                     (b) [  ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:               WC, BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                         Pennsylvania
--------------------------------------------------------------------------------
      NUMBER OF
       SHARES              7        SOLE VOTING POWER:            528,100
     BENEFICIALLY          -----------------------------------------------------
      OWNED BY             8        SHARED VOTING POWER:          Not applicable
        EACH               -----------------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER:       528,100
       PERSON              -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER:     Not applicable
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          528,100
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                          [  ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:              OO
--------------------------------------------------------------------------------

         Golden Cycle, LLC hereby amends its Schedule 13D (the "Schedule 13D") relating to the Common Stock, par value $0.001 per share, of Global Motorsport Group, Inc. to add the following information. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to add the following:

         On April 2, 1998, the Reporting Person sent a letter to Mr. Joseph F. Keenan, Chairman of the Board of the Company, responding to Mr. Keenan's March 31, 1998 letter. A copy of the letter sent by the Reporting Person is attached hereto as Exhibit 6.

         On April 2, 1998, the Reporting Person commenced litigation against the Company in the Court of Chancery of the State of Delaware seeking an order compelling the Company to produce all documents requested by the demand dated March 25, 1998. A copy of the complaint is attached hereto as Exhibit 7.


Item 7.  Material to Be Filed as Exhibits.

         Item 7 is hereby amended to add the following:

                  6. Letter to Joseph F. Keenan, dated April 2, 1998.

                  7. Complaint filed by the Reporting Person on April 2,
                     1998 in the Court of Chancery of the State of Delaware.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 2, 1998


                             GOLDEN CYCLE, LLC


                             By: /s/ Roger L. Grass
                             -------------------------------------------
                                     Vice President and Treasurer

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.                         Description
-----------                         -----------

     6   Letter to Joseph F. Keenan, dated April 2, 1998.

     7 Complaint filed by the Reporting Person on April 2, 1998 in the Court of Chancery of the State of Delaware.



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